UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On February 13, 2014, CorpBanca issued a press release announcing that it will release its results for the fourth quarter ended December 31, 2013, after the market close in New York on next February 19, 2014, and inviting investors to join a conference call regarding the results the following day. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: February 14, 2014

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated February 13, 2014.

Exhibit 99.1

CorpBanca Announces Fourth Quarter 2013 Financial Results and Conference Call on Wednesday, February 19, 2014

Santiago - Chile, February 13, 2014. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announced today that it will release its results for the fourth quarter ended December 31, 2013 after the market closes in New York on Wednesday, February 19, 2014.

On Thursday, February 20, 2014, at 10:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Eugenio Gigogne, CorpBanca’s Chief Financial Officer, and Claudia Labbé, CorpBanca’s Manager of Investor Relations.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “CorpBanca” to the operator.

A telephonic replay of the conference call will be available until February 27, 2014 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 2339939#

There will also be a live and then archived webcast of the conference call through the CorpBanca website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA), is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets exceed US$35 billion and the equity totaled US$3.4 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. By mid 2012 it acquired Banco Santander Colombia and in 2013 acquired Helm Bank in Colombia and Panamá.

As of November 30, 2013, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.7% market share on a consolidated basis and 7.4% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

As of October 31, 2013, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the fifth largest bank in Colombia in terms of total assets and in terms of total loans and the fourth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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CORPBANCA CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl